SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

ONESPAWORLD HOLDINGS LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

Marc Magliacano

Steiner Leisure Limited

Suite 104A, Saffrey Square

Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. P73684113

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Steiner Leisure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION The Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,867,900[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,867,900[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,867,900[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

Includes 11,381,380 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 17,185,500 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

[2]

The percentage is calculated based upon 61,218,151 common shares outstanding, as of December 31, 2019, as set forth in the Issuer’s Annual Report on Form 10-K, filed on March 30, 2020, plus the 6,564,500 common shares issued by the Issuer on June 12, 2020, pursuant to the Investment Agreement (defined below) as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 12, 2020, which equals 67,782,651 total common shares outstanding.

CUSIP No. P73684113

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Nemo Parent, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION The Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,867,900[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,867,900[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,867,900[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]

Includes 11,381,380 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 17,185,500 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

[4]

The percentage is calculated based upon 61,218,151 common shares outstanding, as of December 31, 2019, as set forth in the Issuer’s Annual Report on Form 10-K, filed on March 30, 2020, plus the 6,564,500 common shares issued by the Issuer on June 12, 2020, pursuant to the Investment Agreement (defined below) as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 12, 2020, which equals 67,782,651 total common shares outstanding.

CUSIP No. P73684113

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Nemo Investor Aggregator, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,867,900[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,867,900[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,867,900[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[5]

Includes 11,381,380 common shares and 1,486,520 warrants to purchase common shares. Does not include beneficial ownership of approximately 17,185,500 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

[6]

The percentage is calculated based upon 61,218,151 common shares outstanding, as of December 31, 2019, as set forth in the Issuer’s Annual Report on Form 10-K, filed on March 30, 2020, plus the 6,564,500 common shares issued by the Issuer on June 12, 2020, pursuant to the Investment Agreement (defined below) as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 12, 2020, which equals 67,782,651 total common shares outstanding.

CUSIP No. P73684113

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Dory HoldCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,198,130
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,198,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,198,130
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[7]

The percentage is calculated based upon 61,218,151 common shares outstanding, as of December 31, 2019, as set forth in the Issuer’s Annual Report on Form 10-K, filed on March 30, 2020, plus the 6,564,500 common shares issued by the Issuer on June 12, 2020, pursuant to the Investment Agreement (defined below) as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 12, 2020, which equals 67,782,651 total common shares outstanding.

Item 1. Security and Issuer

This statement relates to the common shares, par value $0.0001 per share (the “Shares”), of OneSpaWorld Holdings Limited (the “Issuer”), with principal executive offices at Suite 104A, Saffrey Square, Nassau, Bahamas.

Item 2. Identity and Background

(a) Names of Persons Filing

This statement is filed on behalf of each of the following entities (collectively, the “Reporting Entities”):

1. Steiner Leisure Limited (“Steiner Leisure”)

2. Nemo Parent, Inc. (“Parent”)

3. Nemo Investor Aggregator, Limited (“Aggregator”)

4. Dory HoldCo, LLC (“Dory”)

(b) Residence or business address

1. Steiner Leisure Limited

Suite 104A, Saffrey Square

Nassau, Bahamas

2. Nemo Parent, Inc.

C/O Lennox Paton Corporate Services Ltd

3 Bayside Executive Park

West Bay Street

Nassau, Bahamas

3. Nemo Investor Aggregator, Limited

C/O Mourant Ozannes Corporate Services

94 Solaris Avenue, PO Box 1348

Camana Bay, Grand Cayman

4. Dory HoldCo, LLC

C/O 770 South Dixie Hwy, Suite 200

Coral Gables, Florida 33146

The name, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Entities are set forth on Exhibit A to this statement, and are incorporated herein by reference. The business address is the same as the respective Reporting Entity’s address.

(d) and (e) During the last five years, none of the Reporting Entities nor, to the knowledge of the Reporting Entities, any of the persons named on Exhibit A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See responses to Item 6 on each cover page.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Investment Agreement (the “Investment Agreement”), dated April 30, 2020, by and among Steiner Leisure Limited (“Steiner Leisure”), the Issuer and the other investors party thereto, on June 12, 2020 Steiner Leisure was issued 2,833,250 Shares (in addition to certain Non-Voting Common Shares and warrants to purchase Non-Voting Common Shares that have been excluded from this statement because such shares and warrants are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Exchange Act and are not subject to the reporting requirements of Rule 13d-1(a)) in satisfaction of the Issuer’s obligation to issue certain “deferred” common shares pursuant to the Business Combination Agreement, dated November 1, 2018, by and among Steiner Leisure, the Issuer and the other parties thereto (the “Business Combination Agreement”). Previously, Steiner Leisure was issued 8,548,130 Shares and 1,486,520 warrants, pursuant to the Business Combination Agreement, as consideration for the transactions set forth therein.

The Shares were acquired in consideration of and in exchange for Steiner Leisure’s equity interests in certain assets that were contributed to the Issuer pursuant to the Business Combination Agreement, which were initially acquired with investment funds of affiliates of Steiner Leisure.

Item 4. Purpose of Transaction

The Reporting Entities acquired the Shares because they believe it represents an attractive investment opportunity.

The Reporting Entities have from time to time engaged in discussions with members of management and the board of directors of the Issuer (the “Board”), including with respect to the composition of the Board. Steiner Leisure has the right to designate and appoint three directors to the Board and has designated and appointed two directors to the Board. The Reporting Entities have also from time to time engaged in discussions with other shareholders of the Issuer and may, from time to time, continue to engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Entities expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Entity reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Entity may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Entities now own or may hereafter acquire.

Item 5. Interest in Securities of the Issuer

(a)	The information requested in this item is incorporated herein by reference to the cover pages of this statement.

(b)

As of June 12, 2020, Dory directly holds 8,198,130 Shares and Steiner Leisure directly holds 3,183,250 Shares and 1,486,520 warrants, with each warrant exercisable for one Share, subject to adjustment, for an exercise price of $11.50 per share.

Dory is 100% owned by Steiner Leisure. Steiner Leisure is controlled by Parent. Parent is 100% owned by Aggregator. Aggregator is governed by a board of directors consisting of seven directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of Aggregator. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed to be a beneficial owner of the entity’s securities.

Steiner Leisure may be deemed to be the beneficial owner of the Shares directly held by Dory; Parent and Aggregator may be deemed beneficial owner of the Shares directly held by Dory and Steiner Leisure. Each Reporting Entity disclaims beneficial ownership of such Shares except to the extent of its pecuniary interest therein.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The 8,198,130 Shares directly held by Dory are pledged pursuant to an agreement with a third party.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 22, 2020, by and among the Reporting Entities.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

Steiner Leisure Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: Vice President and Assistant Secretary

Nemo Parent, Inc.

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: Vice President

Nemo Investor Aggregator, Limited

By:	/s/ Marc Magliacano
Name: Marc Magliacano
Title: President and Chairman

Dory HoldCo, LLC

By:	/s/ Robert C. Boehm
Name: Robert C. Boehm
Title: Chief Executive Officer, Executive Vice President General Counsel and Secretary

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Entities are set forth below.

1.	Steiner Leisure Limited

Name	Position	Citizenship
Robert C. Boehm	Director, Chief Executive Officer and Executive Vice President	United States

Marc Magliacano	Director and Vice President	United States

Adam Hasiba	Director and Vice President	United States

2.	Nemo Parent, Inc.

Name	Position	Citizenship
Marc Magliacano	Vice President	United States

Sandra Kim-Suk	Treasurer	United States

David McPherson	Secretary	United States

3.	Nemo Investor Aggregator, Limited

Name	Position	Citizenship
Robert C. Boehm	Director	United States

Marc Magliacano	Director, President and Chairman	United States

Adam Hasiba	Director and Executive Vice President	United States

Laura Lang	Director and Executive Vice President	United States

Lisa Myers	Director	United States

Frank Newman	Director	United States

Sandy Litvack	Director	United States

4.	Dory HoldCo, LLC

Name	Position	Citizenship
Robert C. Boehm	Chief Executive Officer and Executive Vice President	United States

Marc Magliacano	Director and Vice President	United States

Adam Hasiba	Director and Vice President	United States